SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

April 6th, 2007

MARCH 2007 TRAFFIC

Dynamic passenger activity

•	Traffic up strongly by 7.5% and a 2.8 point rise in load factor to 82.3%
•	Further increase in unit revenue

Passenger activity

In March 2007, Air France-KLM posted a strong rise in traffic of 7.5%, while capacity rose by only 3.8%. This resulted in a significant improvement in the load factor, which gained 2.8 points to 82.3%. The Group carried over 6.3 million passengers (+7.4%) during the month.

The Group also posted a significant increase in yield across all classes.

•	On the Americas network, traffic increased by 6.9% with a 6.4% rise in capacity; consequently the load factor improved by 0.4 points to 87.5%.

•	The Asian network recorded buoyant traffic growth of 8.3%, outpacing the increase in capacity of 4.7%. The load factor gained 2.9 points to 87.9%.

•	On the Africa & Middle-East network, traffic increased by 5.9% while capacity was down 1.3%. The load factor therefore gained 5.4 points to 79.7%.

•

On the Caribbean & Indian Ocean network, traffic increased by 7.2%, despite a 1.2% reduction in capacity; the load factor therefore gained 6.9 points to 87.8%, in part helped by the March 2006 comparison base, which was affected by the Chikungunya epidemic still rife at the time.

•	The European network recorded a vigorous rise in traffic of 8.9% while capacity increased at the lower rate of 5.9%. The load factor stood at 68.9%, up 1.9 points.

During the financial year 2006-07, traffic increased by 5.4% on 4.4% higher capacity. The load factor improved by 0.8 point to reach the high level of 81.4%. The Group carried 73.5 million passengers (+5.0%).

Cargo activity

In March 2007, the cargo load factor was slightly up by 0.8 points to 70.0%, resulting from stable traffic levels (+0.1%) and a reduction in capacity of 1.1%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 56 10 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	March			Cumulative
Total Group	2007	2006	%	2006-07	2005-06%
Passengers carried (000s)	6,250	5,822	7.4%	73,484	70,015	5.0%
Revenue pax-kilometers (RPK)	17,132	15,935	7.5%	199,510	189,253	5.4%
Available seat-kilometers (ASK)	20,827	20,059	3.8%	245,066	234,669	4.4%
Load factor (%)	82.3%	79.4%	2.8	81.4%	80.6%	0.8

Europe (including France)
Passengers carried (000s)	4,346	4,040	7.6%	51,312	48,903	4.9%
Revenue pax-kilometers (RPK)	3,320	3,050	8.9%	40,219	37,826	6.3%
Available seat-kilometers (ASK)	4,816	4,547	5.9%	56,748	53,936	5.2%
Load factor (%)	68.9%	67.1%	1.9	70.9%	70.1%	0.7

America (North and South)
Passengers carried (000s)	707	662	6.7%	8,725	8,408	3.8%
Revenue pax-kilometers (RPK)	5,315	4,972	6.9%	64,553	61,984	4.1%
Available seat-kilometers (ASK)	6,072	5,706	6.4%	74,364	71,804	3.6%
Load factor (%)	87.5%	87.1%	0.4	86.8%	86.3%	0.5

Asia / Pacific
Passengers carried (000s)	459	420	9.4%	5,209	4,680	11.3%
Revenue pax-kilometers (RPK)	3,971	3,665	8.3%	44,934	40,898	9.9%
Available seat-kilometers (ASK)	4,515	4,312	4.7%	51,791	47,992	7.9%
Load factor (%)	87.9%	85.0%	2.9	86.8%	85.2%	1.5

Africa / Middle East
Passengers carried (000s)	437	415	5.2%	5,142	4,882	5.3%
Revenue pax-kilometers (RPK)	2,331	2,200	5.9%	27,304	25,565	6.8%
Available seat-kilometers (ASK)	2,925	2,962	(1.3)%	34,928	32,949	6.0%
Load factor (%)	79.7%	74.3%	5.4	78.2%	77.6%	0.6

Caribbean / Indian Ocean
Passengers carried (000s)	301	285	5.7%	3,096	3,142	(1.5)%
Revenue pax-kilometers (RPK)	2,195	2,048	7.2%	22,500	22,980	(2.1)%
Available seat-kilometers (ASK)	2,500	2,531	(1.2)%	27,237	27,987	(2.7)%
Load factor (%)	87.8%	80.9%	6.9	82.6%	82.1%	0.5

Cargo activity (in millions)

	March			Cumulative
Total Group	2007	2006	%	2006-07	2005-06%
Revenue tonne-km (RTK)	979	978	0.1%	10,986	10,830	1.4%
Available tonne-km (ATK)	1,399	1,414	(1.1)%	16,490	16,394	0.6%
Load factor (%)	70.0%	69.1%	0.8	66.6%	66.1%	0.6

Europe (including France)
Revenue tonne-km (RTK)	8	8	7.3%	86	85	1.4%
Available tonne-km (ATK)	46	45	1.3%	554	544	1.7%
Load factor (%)	18.2%	17.2%	1.0	15.5%	15.6%	(0.0)

America (North & South)
Revenue tonne-km (RTK)	322	329	(2.2)%	3,679	3,700	(0.6)%
Available tonne-km (ATK)	448	463	(3.3)%	5,404	5,615	(3.7)%
Load factor (%)	71.9%	71.1%	0.8	68.1%	65.9%	2.2

Asia / Pacific
Revenue tonne-km (RTK)	487	487	(0.0)%	5,497	5,479	0.3%
Available tonne-km (ATK)	655	663	(1.1)%	7,699	7,502	2.6%
Load factor (%)	74.3%	73.5%	0.8	71.4%	73.0%	(1.6)

Africa / Middle East
Revenue tonne-km (RTK)	105	96	10.1%	1,132	995	13.8%
Available tonne-km (ATK)	159	150	6.4%	1,825	1,673	9.0%
Load factor (%)	66.0%	63.8%	2.2	62.1%	59.5%	2.6

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	57	59	(3.1)%	593	570	3.9%
Available tonne-km (ATK)	91	94	(3.1)%	1,008	1,061	(4.9)%
Load factor (%)	62.4%	62.4%	(0.0)	58.8%	53.8%	5.0

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 6, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations